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                        June 20, 2024

       Marvin L. White
       Chief Executive Officer
       Aptevo Therapeutics Inc.
       2401 4th Avenue, Suite 1050
       Seattle, Washington 98121

                                                        Re: Aptevo Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2024
                                                            File No. 333-280226

       Dear Marvin L. White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Sean Donahue